Exhibit 99.1

Aeterna Zentaris Inc. 1405 du Parc-Technologique Blvd. Québec (Québec) Canada G1P 4P5 T 418 652-8525 F 418 652-0881 www.aezsinc.com	Press Release For immediate release

Aeterna Zentaris Announces Closing of US$16.65 Million Public Offering of

Common Shares and Warrants

Quebec City, Canada, December 14, 2015 – Aeterna Zentaris Inc. (NASDAQ: AEZS; TSX: AEZ) (the “Company”) today announced the closing of its previously announced underwritten public offering (the “Offering”) of 3.0 million common shares and warrants to acquire 2.1 million common shares with a combined purchase price of US$5.55 for one common share together with a warrant to purchase 0.7 of a common share, generating net proceeds of approximately US$15.0 million. In addition, the Company granted the underwriter a 45-day option to purchase up to an additional 330,000 common shares and/or warrants to purchase up to an additional 231,000 common shares, to cover over-allotments, if any. Prior to closing, the underwriter exercised its over-allotment option with respect to the warrants to acquire an additional 231,000 common shares, resulting in an issuance of warrants to acquire an aggregate of 2,331,000 common shares at closing.

The warrants are exercisable immediately and expire five years following issuance at an exercise price of US$7.10 per share. The warrants do not contain any price or other adjustment provision, except for customary adjustment provisions that apply in the event of certain corporate events or transactions that affect all outstanding common shares. The warrants may at any time be exercised on a “net” or “cashless” basis in accordance with a customary formula but do not contain an alternate cashless exercise feature contained in our previously issued Series B common shares purchase warrants. The warrants will not be listed on any stock exchange.

The Company intends to use the net proceeds from the Offering to continue to fund its ongoing drug development activities, for the potential addition of commercialized products to the Company’s portfolio, and for general corporate purposes, for working capital and to fund negative cash flow.

Maxim Group LLC acted as sole book-running manager, and H.C. Wainwright & Co., LLC acted as financial advisor to the Company in connection with the Offering.

In approving the Offering and listing the Common Shares issued and issuable thereunder, the Company relied on the exemption set forth in Section 602.1 of the TSX Company Manual available to “Eligible Interlisted Issuers”, since the Company’s Common Shares are also listed on the NASDAQ Capital Market and had less than 25% of the overall trading volume of its listed securities occurring on all Canadian marketplaces in the twelve months immediately preceding the date on which application was made to TSX to approve the Offering.

This press release does not and shall not constitute an offer to sell or the solicitation of an offer to buy any of the Company’s securities, nor shall there be any sale of the Company’s securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Aeterna Zentaris Inc.

Aeterna Zentaris is a specialty biopharmaceutical company engaged in developing and commercializing novel treatments in oncology, endocrinology and women’s health. We are engaged in drug development activities and in the promotion of products for others. The focus of our business development efforts is the acquisition of licenses to products that are relevant to our therapeutic areas of focus. We also intend to license out certain commercial rights of internally developed products to licensees in territories where such out-licensing would enable us to ensure development, registration and launch of our product candidates. Our goal is to become a growth-oriented specialty biopharmaceutical company by pursuing successful development and commercialization of our product portfolio, achieving successful commercial presence and growth, while consistently delivering value to our shareholders, employees and the medical providers and patients who will benefit from our products. For more information, visit www.aezsinc.com.

Contact:

Philip Theodore

Senior Vice President

ptheodore@aezsinc.com